भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corp[redacted]
100, F. Street, N[redacted]
Washington D.C
U.S.A.

07025723

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

FILE NO. 82.4524

Letter No.CO/S&B/SKT/2007/ 1883   Date:16-07-2007

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

SUPPL

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35

We enclose for your information a copy of our letter No.CO/S&B/SKT/2007/1866 dated the July 16, 2007 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

PROCESSED
AUG 08 2007
THOMSON
FINANCIAL

SEC. PROCESSING
RECEIVED
JUL 31 2007
WASH. D.C. 209 SECTION

*हिंदी में पत्राचार का हम स्वागत करते हैं *कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India
With you - all the way

FILE NO. 82-4524

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

Letter No.CO/S&B/SKT/2007/1866 Date: 16-07-2007

Dear Sir,

LISTING AGREEMENT : CLAUSE 35

In terms of Clause 35 of the Listing Agreement, we enclose a copy of shareholding pattern of the Bank as on the 30th June 2007 in the new format. We also enclose a soft copy of the same and we have emailed the statement as well. In this connection, we advise that only the following entities have shareholding of more than 1% of our equity.

Details of Shareholding of entities/ persons holding more than 1% of SBI Equity		
	No. of Shares held	% of Shares in total Equity
Central Govt.	31,43,39,200	59.73
Financial Institutions: 1. Life Insurance Corporation of India	1,95,43,013	3.71
FIIs: 1. CLSA Merchant Bankers Ltd., A/c (Mauritius) Ltd., 2. BMF-Bank Bees-Investment A/c	1,33,48,799 1,08,37,136	2.54 2.06
Others (GDRs) 1. The Bank of New York (As depository for GDRs)	4,14,54,618	7.88
/Total Holding of FIIs/NRIs/GDRs	10,43,26,422	19.82

2. Kindly acknowledge receipt.

Yours faithfully,

General Manager
(Shares & Bonds)
Encl. as above

*हिंदी में पत्राचार का हम स्वागत करते हैं *कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखें.*

भारतीय स्टेट बैंक का. के. मुंबई S.B.I. C.O. Mumbai
शे एवं ब. विभाग
S & B Deptt.

Statement Showing Shareholding Pattern

Name of the Company :

Scrip Code : SBI **Quarter Ended :** 30.06.2007

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares: As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group[2]**					
1	**Indian**					
(a)	Individuals/ Hindu Undivided Family				0.00	0.00
(b)	Central Government/ ~~State Government~~(s)	1	314339200		64.83	59.73
(c)	Bodies Corporate				0.00	0.00
(d)	Financial Institutions/ Banks				0.00	0.00
(e)	Any Others(Specify) PRESIDENT OF INDIA			0	0.00	0.00
(e-i)					0.00	0.00
(e-ii)					0.00	0.00
	Sub Total(A)(1)	**1**	**314339200**	**0**	**64.83**	**59.73**
2	**Foreign**					
a	Individuals (Non-Residents Individuals/ Foreign Individuals)				0.00	0.00
b	Bodies Corporate				0.00	0.00
c	Institutions				0.00	0.00
d	Any Others(Specify)				0.00	0.00
d-i					0.00	0.00
d-ii					0.00	0.00
	Sub Total(A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	1	314339200	0	64.83	59.73
(B)	**Public shareholding**					
1	**Institutions**					
(a)	Mutual Funds/ UTI	202	32256890	32227760	6.65	6.13
(b)	Financial Institutions / Banks	82	5376610	5363070	1.11	1.02
(c)	~~Central Government~~/ State Government(s)	1	101632	0	0.02	0.02
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	13	25049825	25048525	5.17	4.76
(f)	Foreign Institutional Investors	228	62619712	62512536	12.92	11.90
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (specify)	0	0	0	0.00	0.00
(h-i)					0.00	0.00
(h-ii)					0.00	0.00
	Sub-Total (B)(1)	**526**	**125404669**	**125151891**	**25.86**	**23.83**
B 2	**Non-institutions**					
(a)	Bodies Corporate	3669	15013463	14889314	3.10	2.85
(b)	Individuals					
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	483765	27181271	13599729	5.61	5.16
II	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	39	2653565	2621828	0.55	0.51
(c)	Any Other (specify)					
(c-i)	Non-Residents	2196	252092	226443	0.05	0.05
(c-ii)	General Others	0	0	0	0.00	0.00
	Sub-Total (B)(2)	**489669**	**45100391**	**31337314**	**9.30**	**8.57**
(B)	**Total Public Shareholding (B)= (B)(1)+(B)(2)**	**490195**	**170505060**	**156489205**	**35.17**	**32.40**
	TOTAL (A)+(B)	**490196**	**484844260**	**156489205**		**92.13**
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	41454618	41454618	7.88	7.88
	GRAND TOTAL (A)+(B)+(C)	**490197**	**526298878**	**197943823**		**100.00**

S.B.I. C C Mumbai Dept.

(I)(b) **Statement showing Shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	P~~RESIDENT OF INDIA~~/ Central Govt.	314339200	59.73
2			0.00
3			0.00
4			0.00
5			0.00
6			0.00
7			0.00
8			0.00
9			0.00
10			0.00
11			0.00
TOTAL		314339200	59.73

(I)(c) Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Life Insurance Corporation Of India	19543013	3.71
2	CLSA Merchant Bankers Ltd A/C clsa (Mauritius)	13348799	2.54
3	BMF-BANK BEES-INVESTMENT A/C	10837136	2.06
5			0.00
6			0.00
7			0.00
8			0.00
9			0.00
10			0.00
TOTAL		**43728948**	**8.31**

(I)(d) **Statement showing details of locked-in shares**

Sr. No.	Name of the shareholder	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	N / A		0.00
2			0.00
3			0.00
4			0.00
5			0.00
6			0.00
7			0.00
8			0.00
9			0.00
TOTAL		0	0.00

(II)(a) **Statement showing details of Depository Receipts (DRs)**

Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	GDR	20727309	41454618	7.88
2				0.00
3				0.00
4				0.00
5				0.00
6				0.00
7				0.00
8				0.00
9				0.00
TOTAL		**20727309**	**41454618**	**7.88**

(II)(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	The Bank of New York	GDR	41454618	7.88
2				
3				
4				
5				
6				
7				
8				
9				
TOTAL			41454618	7.88

STATE BANK OF INDIA - EQUTY			
HOLDING OF 1% AND ABOVE SHARES AS ON 30.06.2007			
SR.	**NAME**	**SHARES**	**%AGE TO**
	ADDRESS		**TOT EQUITY**
1	Life Insurance Corporation Of India	19543013	3.71
	YOGAKSHEMA, JEEVAN BIMA MARG		
	MUMBAI 400021		
2	CLSA Merchant Bankers Ltd A/C CLSA (Mauritius) Ltd.	13348799	2.54
	C/o HSBC CNC		
	HSBC Central Services Centre, S K Ahire Marg,		
	Worli, Mumbai 400030		
3	BMF-BANK BEES-INVESTMENT A/C	10837136	2.06
	Citibank NA Custody Services		
	Dr.A B Road		
	Worli, Mumbai 400 018		

S.B.I. C C Mumbai S & B Dept.

The Securities & Exchange Commission,
Division of Corporate Finance,
100, F. Street, N.E.,
Washington D.C. 20549
U.S.A.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

Letter No.: CO /S&B/SKT/2007/ 1930   Date:20.07.2007

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,   FILE NO. 82.4524

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
UNAUDITED WORKING RESULTS OF STATE BANK OF INDIA
FOR THE QUARTER ENDED 30th JUNE, 2007
CENTRAL BOARD'S MEETING ON 28.07.2007
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

We enclose for your information a copy of our letter No.CO/S&B/SKT/2007/1919 dated the July 20, 2007 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

PRESS RELEASE

STATE BANK OF INDIA
CENTRAL OFFICE, MUMBAI 400 021.

A meeting of the Central Board of the Bank will be held on the 28th July 2007 at Mumbai to take on record the working results of the Bank for the quarter ended 30th June 2007.

Mumbai
Date:

O. P. BHATT
CHAIRMAN

Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

Letter No.: CO /S&B/SKT/2007/1919

Date:20.07.2007

Dear Sir,

LISTING AGREEMENT
UNAUDITED WORKING RESULTS FOR QUARTER ENDING 30th JUNE, 2007
CENTRAL BOARD'S MEETING ON 28.07.2007
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

In terms of Clause 41 of the Listing Agreement we advise that a meeting of the Bank's Central Board will be held on the Saturday, 28th July 2007, to take on record the unaudited working results of the Bank for the quarter ended on 30th June 2007. In terms of Clause 31(c) of the listing agreement, we also enclose for your information, three copies of press release being issued in connection with convening of the meeting on Saturday, 28th July 2007,.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. as above

*हिंदी में पत्राचार का हम स्वागत करते हैं *कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग, शेयर एवं बांड विभाग, Shares & Bonds Department

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

The Securities & Exchange Commission,
Division of Corporate Finance,
100, F. Street, N.E.,
Washington D.C. 20549
U.S.A.

FILE NO. 82.4524

Letter No. CO/S&B/SKT/2007/ 1936 Date: July 19, 2007

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SEC MAIL PROCESSING RECEIVED JUL 31 2007 WASH. D.C. 209 SECTION

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
GENERAL MEETING OF SHAREHOLDERS OF THE BANK
FOR ELECTION OF SHAREHOLDER DIRECTORS

We enclose for your information a copy of our letter No.CO/S&B/SKT/2007/1916 dated the July 19, 2007 addressed to Bombay Stock Exchange alongwith a copy of Notice dated the 2nd July, 2007.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

FILE NO. 82.4524

Letter No. CO/S&B/SKT/2007/1916 Date: July 19, 2007

Dear Sir,

LISTING AGREEMENT
GENERAL MEETING OF SHAREHOLDERS OF THE BANK
FOR ELECTION OF SHAREHOLDER DIRECTORS

In terms of Clause 31(c) of the Listing Agreement we enclose three copies (each of Hindi/English) of the Notice dated the 2nd July, 2007, issued by our Chairman advising our shareholders that the General Meeting of the shareholders of the Bank will be held at Bank's Auditorium, behind SBI Madame Cama Road branch, State Bank Bhavan Compex, Madame Cama road, Mumbai- 400 021, on Tuesday, the 4th September, 2007 at 10.00 A.M.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Enclosure: . a.a

F'LE NO. 82.4524

STATE BANK OF INDIA

NOTICE

A General Meeting of the shareholders of the State Bank of India will be held on Tuesday the 4th September 2007, in the Bank's Auditorium, behind State Bank of India, Madame Cama Road Branch, State Bank Bhavan Complex, Madame Cama Road, Mumbai-400 021 (Maharashtra) at 10.00 a.m., for transaction of the following business:

> " to elect two Directors to the Central Board of the Bank under the provisions of Section 19 (c) of the State Bank of India Act, 1955."

2. The first vacancy of Shareholder Director arises since the term of Sh. Ajay G. Piramal, Shareholder Director expires on the 31st August 2007. The second vacancy has arisen on account of resignation of Sh.M.S.Swaminathan on the 11th April 2007. Further, Shri. M.S.Swaminathan was elected in place of Shri I.G.Patel, Director, from the 15th September 2005 to the 31st August 2007 i.e. for the unexpired term of Sh. Patel, after he passed away on the 17th July 2005. The terms of the two Directors elected against the above vacancies will be for a period of three years from the 5th September 2007 to the 4th September 2010.

3. The nomination forms for the election of the Shareholders Directors, are available with the Secretariat of the Chief General Managers at all the Local Head Offices and the Central Board Secretariat at the Central Office (Corporate Centre) of the Bank. The nomination forms with all connected documents should be submitted to the Bank at its Central Office (Corporate Centre) not less than 14 clear days before the date fixed for the meeting i.e., before 2.45 p.m. on Saturday the 18th August, 2007. No nomination form received after the due date will be considered. The cover should be superscribed "NOMINATION FORM FOR ELECTION OF SHAREHOLDER DIRECTORS" and addressed to :

   The Secretary, Central Board,
   State Bank of India,
   Central Office,
   17th Floor, State Bank Bhavan,
   Madame Cama Road, Mumbai – 400 021

   a) Any Shareholder with 50 shares and above, registered for a minimum period of 3 months prior to the date of the meeting and who continues to be a shareholder in the Register of the Bank's shareholders as on the date of election, is eligible to vote.

   b) Any Shareholder with 500 and above unencumbered shares registered in his/ her own right, is eligible to contest the election.

Central Office,
Madama Cama Road,
Mumbai – 400 021.

END

(O.P.BHATT)
CHAIRMAN

Date: 02nd July 2007.